Narayan Iyer
Aerospace Systems Engineer

[redacted] [redacted]

Education and Training

Bachelor of Science in Aerospace Engineering, Dec 2016
Purdue University - Main Campus - West Lafayette, IN, USA
Specialization in Flight Controls and Aircraft Design

Cumulative GPA: 3.68

Technical Skills: MATLAB, MATLAB GUI, C Programming, Java, Arduino Robotics, Simulink, CATIA V5, SOLIDWORKS, CREO Parametric, 3D Printing, Visual Basic for Applications, DOORS, Web Design, Simulink, Python, DO178B Software Development and Testing. Testing under ARP4754 and FAA part 25/23 Certification

Private Pilot Training**:** FAA Certified VFR Private Pilot with over 60 flight hours

High School Diploma: Gandhi Memorial International School – 2012 Jakarta, Indonesia
2160/2400 on the SAT, 800/800 on the SAT Subject Tests for Physics and Math

Professional Experience

Founder and CEO, Laminar Scientific Inc.

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Platform Systems Engineer, Collins Aerospace – *November 2019 to October 2021*
- Systems Lead for the NASA X59 Program (Project Engineer; Agile: Product Owner)
- Participated in Design, Requirements and Testing in addition to being the Finance liaison for the team
- Systems Integration Lead for Airbus Aircraft

EICAS Domain Systems Engineer, Project Engineer, Rockwell Collins – *January 2017 to November 2019*
- Engine Indicating and Crew Alerting System Department
- Project Engineer for an Airbus Aircraft
  - (Aug 2018 to Apr 2019), oversaw Final Development, Run for Score testing and TSO cert
- Project Engineer for Viking Aircraft
  - (May 2019 to Aug 2019), Initial Planning
- 2018 Engineer of the Year Nominee
- 8 Inventions disclosed and Accepted
  - One was filed for a Patent (Optimal flight path using Zermelo's Nav Problem)
  - Three others classified as Lean Innovations
- Led an initiative for entry into the Light Attack Aircraft Market
- Test Procedure Development/Automation, Software Coverage Analysis for DO178B FDAL A and B
- Requirement based model development in Simulink and C
- Subject Matter Expert for Verification tests, Model based design and Requirements Capture/Documentation

CSeries Platform Systems Engr Co-op, Rockwell Collins – *September 2014 to April 2015 (Part-time till January 2016)*
- Created new ways to maintain and verify engineering requirements
- Developed test procedures and conducted many formal and informal tests. Led several root cause analyses.
- Authored a Clear Day Flight Process Document to help engineers fly the CSeries flight simulator
- Won the "Innovator of the Month" award for March 2015, and won five innovation disclosure awards
- Led creation of the Flight Deck Door Surveillance System White Paper

Flight Controls Summer Rotation, Systems Engr Co-op, Rockwell Collins – *May 2016 to Aug 2016*
- Autoland Development and Verification
- Led Statistical Analysis of Monte Carlo results to determine probability of catastrophic conditions
- Adjustment of Gains according to Monte Carlo results

Quality Engineering/Process Engineering and Design Intern, Gulfstream Aerospace – *May 2014 to Aug 2014*
- Received an employee review score of 4.33/5 by management, 4 being "Exceeds Requirements".
- Received 2 Employee Recognition Awards (Mach 1 and Mach 2 Awards)
- Led the development of highly advanced Excel VBA GUIs that provide new abilities for the department; one of which saves the company $19,000 each year.
- Designed and implemented an advanced forecast tool for the demand management department

Research Assistant, National University of Singapore – *July 2013 to August 2013*
- Worked on Morphing Airfoils achieved by Piezoelectric Microfiber composites
- Successfully built GUI that processes wind tunnel raw data to produce final presentable data

- Assisted with CAD for the test section set up components

Independent Publication: Effects of Time-Varying Moments on a large, tethered satellite

Collegiate Accomplishments

- Dean's List and Semester Honors
- ATK SPACE Award
    - Won 1st place for the AAE 251 Design Project. Best Aircraft and Rocket design.
- Innovative Design
    - Won the best Engineering 132 project for building a solar system simulator (MATLAB GUI).
- Certificate of Excellence in the President's Leadership Class
    - Led a team of 10 to act as liaisons/facilitators between Purdue, Lutron and a startup company
    - Facilitated the creation of a pilot floor fitted with Lutron lighting technologies for a large discount for testing
- Student Engineer, Purdue's Engineering Programs in Community Service (EPICS) – *January to May 2013*
    - Designed and built a concealable mechanical device that helps people with disabilities open doors.
    - Received Positive Feedback from Caterpillar, Esterlink Control Systems, T-Mobil

Organizations and Extracurricular Activities

Leadership Experiences

- President's Leadership Class, Campus Sustainability Project Director; led a team of 10 – *August 2012 to May 2013*

Extracurricular

- Member of Purdue Habitat for Humanity Club - *August 2012 to May 2014*
- USBC trip (community service during spring break: Hurricane Sandy Relief in NY and NJ) – *2013 Spring Break*
- Member of Sigma Gamma Tau (Aerospace Honor Society) – 3 years